UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62913/September 15, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-14006

In the Matter of	:	ORDER MAKING FINDINGS AND
	:	REVOKING REGISTRATION BY
PANWORLD MINERALS	:	DEFAULT
INTERNATIONAL, INC.	:	

        The Securities and Exchange Commission (Commission) issued its Order Instituting Administrative Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on August 12, 2010. The Office of the Secretary has provided evidence that Respondent PanWorld Minerals International, Inc. (PanWorld) was served with the OIP by August 16, 2010, in conformance with 17 C.F.R. § 201.141(a)(2)(ii). Respondent's Answer was due twenty days from the date of service. See 17 C.F.R. § 201.220(b); OIP at 2. To date, Respondent has not filed an Answer and the time for filing has expired. Accordingly, Respondent is in default for failing to file an Answer to the OIP or to otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a)(2), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

        PanWorld was a Nevada corporation with its principal place of business in Salt Lake City, Utah. At relevant times, PanWorld's purported main business activity was to acquire and operate various mineral properties in South America and the United States. The Commission suspended trading in the shares of PanWorld on May 10, 1995, after which PanWorld ceased operations and abandoned its mining properties. On September 1, 1996, the Nevada Secretary of State revoked PanWorld's status as a corporation. On January 1, 2005, following reinstatement, PanWorld's status as a corporation was again revoked by the Nevada Secretary of State. PanWorld became defunct after its principals were criminally charged and imprisoned.

        PanWorld has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission, in that it has not filed a periodic report since filing a form 10-QSB on July 31, 1995.

        Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g).

Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, PanWorld failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of PanWorld Minerals International, Inc., is REVOKED.

_____
 Robert G. Mahony
Administrative Law Judge